                                                            Filed by: EGL, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                        deemed filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934

                              Subject Company: Circle International Group, Inc.
                                                 Commission File No.: 000-08664

                                                     Subject Company: EGL, Inc.
                                                 Commission File No.: 000-27288


[EGL LOGO]





                                                                   [CIRCLE LOGO]

FORWARD LOOKING STATEMENT AND INVESTOR NOTICE
--------------------------------------------------------------------------------

The statements made in or in connection with this presentation regarding the expected date of closing of the merger, future financial and operating results, target growth rates, benefits of the merger, tax and accounting treatment of the merger, future opportunities, synergies, cost savings and any other effect, result or aspect of the proposed transaction and any other statements, which are not historical facts, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, risks of international operations and other factors detailed in EGL's and Circle's Forms 10-K and other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

EGL plans to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4. In the connection with the merger, EGL and Circle expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of EGL and Circle containing information about the merger. Shareholders of EGL and Circle are urged to read the joint proxy statement/prospectus included in the registration statements when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about EGL, Circle, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement, joint proxy statement prospectus and other documents will be available free of charge on the SEC's web site at http://sec.gov and from EGL and Circle. In addition to the registration statement and the joint proxy statement/prospectus, EGL and Circle file annual, quarterly and special reports, proxy statements and other information with the SEC that are also available free of charge at the SEC's web site and from EGL and Circle.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of EGL shareholders and Circle shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under Schedule 14A made by both EGL and Circle on July 3, 2000.


                                                                      [EGL LOGO]

[EGL LOGO]                                                         [CIRCLE LOGO]


                    EGL, INC. AND CIRCLE INTERNATIONAL, INC.

                                   JULY 2000

COMBINATION CREATES GLOBAL FREIGHT LEADER
--------------------------------------------------------------------------------


     o CREATES THE LEADING GLOBAL HEAVYWEIGHT EXPEDITED FREIGHT AND LOGISTICS COMPANY

     o    TREMENDOUS VALUE PROPOSITION TO CUSTOMERS

     o COMBINES MARKETING STRENGTHS OF EGL WITH STRONG INTERNATIONAL OPERATING CAPABILITIES OF CIRCLE

     o    BEST MANAGEMENT TEAM IN THE INDUSTRY

     o COMBINED COMPANY HAS LTM $1.5 BILLION OF REVENUES AND $104 MILLION OF EBITDA, WITH NO NET DEBT

     o    IMMEDIATELY ACCRETIVE TO EARNINGS

     o    TARGETED EARNINGS GROWTH RATE IN THE MID-20'S



                                                                      [EGL LOGO]

TRANSACTION SUMMARY
--------------------------------------------------------------------------------


     o    STOCK-FOR-STOCK, TAX-FREE TRANSACTION

     o    POOLING-OF-INTERESTS (NO GOODWILL)

     o    EXCHANGE RATIO OF 1.00 EGL SHARE PER CIRCLE SHARE

          -    PRO FORMA EQUITY SPLIT OF 63% EGL/37% CIRCLE

     o EXPECTED CLOSING DURING FALL 2000 FOLLOWING CUSTOMARY CONDITIONS INCLUDING SHAREHOLDER AND REGULATORY APPROVALS

     o    P GIBERT JOINS EGL BOARD



                                                                      [EGL LOGO]

SNAPSHOT OF EGL, INC.
--------------------------------------------------------------------------------


     o NON-ASSET BASED AIRFREIGHT FORWARDER WITH EXTENSIVE NETWORK IN NORTH AMERICA

     o    92 LOCATIONS IN 9 COUNTRIES (EXCLUDING AGENTS)

     o    FOCUS ON EXPEDITED DELIVERIES

     o    PRINCIPAL SERVICES INCLUDE:

          -    AIR FREIGHT FORWARDING

          -    LOCAL PICKUP AND DELIVERY

          -    AIR CHARTER SERVICES

     o    $693 MILLION OF LTM REVENUES AND $58 MILLION OF EBITDA

     o    75+% OF BUSINESS IS DOMESTIC



                                                                      [EGL LOGO]

SNAPSHOT OF CIRCLE INTERNATIONAL, INC.
--------------------------------------------------------------------------------


     o    FOUNDED IN 1898 AS CUSTOMS BROKER

     o OVER 4,900 EMPLOYEES WITH 300 OFFICES, AGENTS AND DISTRIBUTION CENTERS IN OVER 100 COUNTRIES

     o    PRINCIPAL PRODUCTS AND SERVICES INCLUDE:

          -    AIR AND OCEAN FORWARDING - INTERNATIONAL AND DOMESTIC

          -    CUSTOMS BROKERAGE

          -    LOGISTICS MANAGEMENT

     o    $847 MILLION OF LTM REVENUES AND $47 MILLION OF LTM EBITDA

     o    90+% OF BUSINESS HAS INTERNATIONAL COMPONENT



                                                                      [EGL LOGO]

TRANSACTION RATIONALE
--------------------------------------------------------------------------------


     o    ONE-STOP GLOBAL LOGISTICS SOLUTION

     o    COMBINES COMPLEMENTARY DOMESTIC AND INTERNATIONAL OPERATIONS

     o    CROSS-SELLING OPPORTUNITIES TO BROADER BLUE-CHIP CUSTOMER BASE

     o    SIGNIFICANT OPERATING EFFICIENCIES

     o    LEVERAGE EGL'S ADVANCED INFORMATION SYSTEMS

     o COMBINED MARKET CAPITALIZATION OF OVER $1.5 BILLION WITH SIGNIFICANT FLOAT (BASED ON JULY 5 EGL PRICE)

     o    STRONG CASH FLOW AND BALANCE SHEET




                                                                      [EGL LOGO]

COMPLEMENTARY ORGANIZATIONS
--------------------------------------------------------------------------------


     o COMBINES EGL'S 78 DOMESTIC LOCATIONS WITH CIRCLE'S 245 INTERNATIONAL LOCATIONS

     o    BLUE CHIP CUSTOMER LISTS WITH SURPRISINGLY LITTLE OVERLAP

     o JOINS EGL'S MARKETING STRENGTHS WITH CIRCLE'S INTERNATIONAL OPERATIONAL EXPERTISE

     o    CIRCLE TO UTILIZE EGL'S DOMESTIC LINE-HAUL AND PICK-UP AND DELIVERY
          SYSTEMS

     o    EGL ELIMINATES INTERNATIONAL AGENT PROFIT SPLIT



                                                                      [EGL LOGO]

SCHEDULED AIR CARGO NETWORK
--------------------------------------------------------------------------------


[Map identifying U.S. cities where EGL and/or Circle have air cargo operations]

                                                                      [EGL LOGO]

NATIONWIDE TRUCKING NETWORK
--------------------------------------------------------------------------------


         [Map identifying North American locations of trucking network]


                                                                      [EGL LOGO]

ENHANCED SERVICE OFFERING FOCUSED ON CUSTOMER
--------------------------------------------------------------------------------


     o    LOCAL PICK-UP AND DELIVERY

     o    DOMESTIC EXPEDITED FREIGHT

          -    UNIQUE AIR FREIGHT SYSTEM

          -    COMPLEMENTARY NATIONWIDE GROUND NETWORK

     o    INTERNATIONAL AIR FREIGHT

     o    INTERNATIONAL OCEAN FREIGHT

     o    CUSTOMS BROKERAGE

     o    LOGISTICS SOLUTIONS

     o    GLOBAL TRACKING AND TRACING

                    GOAL: SEAMLESS WORLDWIDE NETWORK



                                                                      [EGL LOGO]

SIGNIFICANT OPPORTUNITIES FOR COST SAVINGS
--------------------------------------------------------------------------------


                                     Anticipated Annual
                                          Savings
                                   ----------------------
$ millions                          2001            2002
----------                         -----           ------
Headquarters                       $ 6.5           $ 14.0
US Field Facilities                $ 1.5           $  2.0
Margin Recapture                   $ 2.0           $  4.0
                                   -----           ------
                                   $10.0           $ 20.0
                                   =====           ======


     o    COST SAVINGS OPPORTUNITIES INCLUDE:

          -    CORPORATE OVERHEAD

          -    SLIGHT DUPLICATION OF US LOCATIONS

          -    MARGIN CAPTURE BY REDUCING USE OF AGENTS AND OUTSIDE CONTRACTORS

     o    ESTIMATED $10 MILLION OF SAVINGS DURING 2001

     o    ESTIMATED $20+ MILLION OF ANNUAL SAVINGS AVAILABLE THEREAFTER


                                                                      [EGL LOGO]

BROADENS BLUE CHIP ACCOUNT BASE
--------------------------------------------------------------------------------

     EGL and Circle have very little overlap in their top 15 customer base

          EGL EAGLE GLOBAL LOGISTICS         CIRCLE INTERNATIONAL
          --------------------------         --------------------
          Alcoa Fujikura                     Avon
          Cisco                              Bayer
          COMPAQ                             COMPAQ
          Continental Airlines               Cummins
          Dayton Hudson                      DaimlerChrysler
          Dell                               General Electric
          General Motors                     Goodyear
          Harley-Davidson                    Honda
          Hasbro                             IBM
          Lucent                             Merck
          Merisel                            Plamex
          Nintendo                           Proctor & Gamble
          Nokia                              Smithkline Beecham
          Qualcomm                           3M
          United Technologies                Visteon


                                                                      [EGL LOGO]

CONSERVATIVE CAPITALIZATION POST-MERGER
--------------------------------------------------------------------------------

AS OF MARCH 31, 2000
(IN MILLIONS)

                               EGL          CIRCLE        COMBINED(1)        %
                               ---          ------        -----------     ------
Cash & Equivalents           $ 30.9         $ 69.3          $100.2
Total Debt                   $  0.0         $ 50.5          $ 50.5         10.7%
Minority Interest               0.3            9.9            10.2          2.2
Common Equity                 166.9          246.3           413.2         87.2
                             ------         ------          ------        -----
Total Capitalization         $167.2         $306.7          $473.9        100.0%
                             ======         ======          ======        =====

(1) Prior to transaction and restructuring amounts

                                                                      [EGL LOGO]

COMBINED INCOME STATEMENT - AS REPORTED
--------------------------------------------------------------------------------

LTM ENDED MARCH 31, 2000
(IN MILLIONS)

                                EGL           CIRCLE         COMBINED(1)
                             ---------       ---------       -----------
Revenues                     $   692.7       $   874.4       $   1,540.1

Gross Profit                     289.0           340.4             629.4

    % Margin                      41.7%           40.2%             40.9%

EBITDA                            57.8            46.5             104.3

    % Margin                       8.3%            5.5%              6.8%

Operating Income                  50.5            29.5              80.0

    % Margin                       7.3%            3.5%              5.2%

Net Income                        31.8            24.7              56.5

    % Margin                       4.6%            2.9%              3.7%
                             ---------       ---------       -----------
EPS                          $    1.03       $    1.42       $      1.16

Accretion %                                                         12.6%

    COMBINED RESULTS ARE SHOWN EXCLUSIVE OF ANY COST SYNERGIES OR TRANSACTION OR RESTRUCTURING CHARGES; PRO FORMA RESULTS ARE NOT NECESSARILY INDICATIVE OF ACTUAL RESULTS.

INTEGRATION STRATEGY
--------------------------------------------------------------------------------

o DEDICATED INTEGRATION TEAM TO BE FORMED, LED BY K. WERTHEIMER, AND INCLUDING MEMBERS FROM EGL AND CIRCLE

o    INCENTIVE PROGRAMS DEVELOPED TO RETAIN ALL KEY PERSONNEL

o    US OPERATIONS TO BE MIGRATED TO PROVEN EGL WORLDPORT SYSTEM

o INTERNATIONAL OPERATIONS TO BE MIGRATED TO EGL DEVELOPED TALON SYSTEM THAT WILL INCLUDE INTERCOMPANY AUTOMATED SETTLEMENT PROCESS


                                                                      [EGL LOGO]

                                IT ORGANIZATION
--------------------------------------------------------------------------------

WILL HAVE ARGUABLY THE BEST IT MANAGEMENT TEAM IN THE INDUSTRY:

o DAN DIGREGORIO, CTO - 27 YEARS OF IT EXPERIENCE WITH 25 YEARS IN THE FREIGHT INDUSTRY (AEIC & EGL)

o BOB TOWLE, VP MIS - 22 YEARS OF IT EXPERIENCE WITH 12 IN THE FREIGHT INDUSTRY (AEIC, EMERY & EGL)

o CYNTHIA STODDARD, CIO - 20 YEARS OF IT EXPERIENCE WITH 19 IN THE FREIGHT INDUSTRY (CON. FREIGHTWAYS, EMERY, CIRCLE)

o ANTONIO MARIN, SVP MIS - RECENT RECRUIT FROM RELIANT ENERGY WITH SUBSTANTIAL INTERNATIONAL MIS EXPERIENCE IN DEPLOYING FINANCIAL SYSTEMS

o CLIVE HUCKINS, DIR. MIS - RECENT RECRUIT FROM BRITISH AIRWAYS (CARGO DIVISION) WITH SUBSTANTIAL EXPERIENCE IN DEVELOPING LARGE APPLICATIONS (16 YEARS IT EXPERIENCE)


                                                                      [EGL LOGO]

ADVANCED TECHNOLOGY WITH A COMPETITIVE EDGE
--------------------------------------------------------------------------------

               ALL INFORMATION SERVICES AND OPERATING TECHNOLOGY
                                INTERNET ENABLED

     o    EAGLE ADVISOR                                o    TALON

     o    DIGITAL IMAGING                              o    EAGLE SCAN

     o    WWW.EAGLEUSA.COM                             o    EAGLE'S NEST

     o    WORLDPORT                                    o    EAGLE SHIP

                                  THE RESULT:

             MAXIMUM PRODUCTIVITY / CONNECTIVITY / COMPETITIVENESS
                          FOR EAGLE AND OUR CUSTOMERS


                                                                      [EGL LOGO]

WHY WILL THIS MERGER WORK WHEN OTHERS HAVE NOT?
--------------------------------------------------------------------------------

     o    NEEDS MET: MANAGEMENT TEAM, INTERNATIONAL INFRASTRUCTURE

     o    EXCELLENT STRATEGIC FIT WITH MINIMAL OVERLAP

     o MERGES OPERATIONALLY STRONG INTERNATIONAL CIRCLE WITH SALES DRIVEN DOMESTICALLY-FOCUSED EAGLE

     o    IT SYSTEMS TO MIGRATE TOWARD

     o    TREMENDOUS OPPORTUNITY FOR COST AND MARGIN SYNERGIES


                                                                      [EGL LOGO]

CLOSING POINTS . . .
--------------------------------------------------------------------------------

     o    MAKES EAGLE LESS DEPENDENT ON US ECONOMY

     o OPPORTUNITY TO ENGAGE EAGLE SALES ORGANIZATION WITH CIRCLE INTERNATIONAL OPERATIONS

     o MOVE FROM A 20% BOTTOM LINE GROWTH RATE TO A TARGETED 25+% BOTTOM LINE GROWTH RATE IN THE NEAR TERM

     o REDUCES RISK OF EAGLE'S INTERNATIONAL EXPANSION PLANS AND OF CIRCLE MANAGEMENT CHANGE

     o    MOVE FROM SMALL CAP TO MID-CAP WITH IMPROVED FLOAT


             THE SUCCESSFUL NON-ASSET BASED MODEL REMAINS UNCHANGED


                                                                      [EGL LOGO]

[EGL LOGO]                                                         [CIRCLE LOGO]

                            EAGLE CIRCLES THE GLOBE!

                                       22